                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               VIVRA INCORPORATED
                           (Name of Subject Company)

                      GAMBRO HEALTHCARE ACQUISITION CORP.
                                      AND
                                  INCENTIVE AB
                                    (Bidder)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  92855M 10 4
                     (CUSIP Number of Class of Securities)

                                 MATS WAHLSTROM
                      GAMBRO HEALTHCARE ACQUISITION CORP.
                                1185 OAK STREET
                            LAKEWOOD, COLORADO 80215
                                 (303) 232-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    COPY TO:
                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000
                                  MAY 9, 1997

                           CALCULATION OF FILING FEE

   TRANSACTION VALUATION          AMOUNT OF FILING FEE
     $1,531,688,527.72*               $306,337.71

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ________________________________________________________
Form or Registration No.: ______________________________________________________
Filing Party: __________________________________________________________________
Date Filed: ____________________________________________________________________

* NOTE: The Transaction Value is calculated by multiplying $35.62, the per share tender offer price, by 44,702,680, the sum of the number of outstanding shares of Vivra Incorporated Common Stock and 2,711,133 shares of Vivra Incorporated Common Stock underlying the outstanding options, less the exercise price of the options.

 CUSIP NO. 92855M 10 4

1          Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           Gambro Healthcare Acquisition Corp.
2          Check the Appropriate Box if a Member of a Group (See Instructions)            (a) / /
                                                                                          (b) / /
3          SEC Use Only

4          Source of Funds (See Instructions)
           AF
5          Check Box if Disclosure of Legal Proceedings is Required Pursuant to               / /
           Items 2(e) or 2(f)

6          Citizenship or Place of Organization
           Delaware

7          Aggregate Amount Beneficially Owned by Each Reporting Person
           None
8          Check if the Aggregate Amount in Row (7) Excludes Certain Shares                   / /
           (See Instructions)

9          Percent of Class Represented by Amount in Row (7)
           0%

10         Type of Reporting Person (See Instructions)
           CO

 CUSIP NO. 92855M 10 4

1          Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           Incentive AB
2          Check the Appropriate Box if a Member of a Group (See Instructions)             (a)/ /
                                                                                           (b)/ /
3          SEC Use Only

4          Source of Funds (See Instructions)
           AF, BK
5          Check Box if Disclosure of Legal Proceedings is Required Pursuant to               / /
           Items 2(e) or 2(f)

6          Citizenship or Place of Organization
           Sweden

7          Aggregate Amount Beneficially Owned by Each Reporting Person
           None
8          Check if the Aggregate Amount in Row (7) Excludes Certain Shares                   / /
           (See Instructions)

9          Percent of Class Represented by Amount in Row (7)
           0%

10         Type of Reporting Person (See Instructions)
           CO

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Gambro Healthcare Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Incentive AB, a Swedish corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Vivra Incorporated, a Delaware corporation (the "Company"), at a price of $35.62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 9, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Vivra Incorporated, a Delaware corporation (the "Company"), which has its principal executive offices at 1850 Gateway Drive, Suite 500, San Mateo, California 94404.

    (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Specialty Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Specialty Merger Agreement") and Section 12 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 10 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Specialty Merger Agreement") and Section 12 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 14 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and Schedule I of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE
      SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Specialty Merger Agreement") and Section 12 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b)-(c) and (e) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase, Letter of Transmittal and the Agreement and Plan of Merger, dated as of May 5, 1997, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Form of Offer to Purchase dated May 9, 1997.

    (a)(2) Form of Letter of Transmittal.

    (a)(3) Form of Notice of Guaranteed Delivery.

    (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

    (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Summary Advertisement as published in The Wall Street Journal and The New York Times on May 9, 1997.

    (a)(8) Press Release issued by Parent on May 5, 1997.

    (b)(1) Revolving Credit Facility Agreement, dated December 15, 1995, between Gambro AB, BNP Capital Markets Limited (as Arranger), certain banks named therein and Banque Nationale de Paris (as Agent).

    (b)(2) Summary of Multicurrency Revolving Credit Facility Agreement, dated as of May 7, 1997, between Incentive Treasury AB (as Borrower), Parent (as Guarantor) and Skandinaviska Enskilda Banken AB.

    (b)(3) Multicurrency Revolving Credit Facility Agreement, dated as of March 4, 1996, between Incentive Treasury AB (as Borrower), Parent (as Guarantor), Deutsche Bank Luxembourg S.A. and Enskilda, Skandinaviska Enskilda Banken (as Arrangers), Enskilda, Skandinaviska Banken (as Agent) and certain banks named therein.

    (b)(4) Multicurrency Revolving Credit Facility Agreement, dated as of May 24, 1995, and amended March 6, 1996, between Incentive Treasury AB (as Borrower), Parent (as Guarantor), Deutsche Bank Luxembourg S.A. and Enskilda, Skandinaviska Enskilda Banken AB (as Arrangers), Deutsche Bank Luxembourg S.A. (as Agent) and certain banks named therein.

    (b)(5) Revolving Credit Facility Agreement, dated as of September 1, 1994, and amended December 2, 1994, April 24, 1995, October 26, 1995 and November 5, 1996, between Parent (as First Borrower and Guarantor), Incentive Treasury AB (as Second Borrower) and Deutsche Bank Luxembourg S.A. (as Lender).

    (b)(6) Summary of Multicurrency Credit Facility Agreement, dated as of December 8, 1995, between Nordbanken AB (as Lender), Incentive Treasury AB (as Borrower) and Parent (as Guarantor).

    (c)(1) Agreement and Plan of Merger, dated as of May 5, 1997, among Parent, Purchaser and the Company.

    (c)(2) Agreement and Plan of Reorganization, dated as of May 5, 1997, by and between VSP Holdings, Inc., VSP Holdings II, Inc., VSP Acquisition, Inc., Vivra Specialty Partners, Inc. and the Company.

    (c)(3) Sections 1 and 2 of the Services Agreement, effective as of May 5, 1997, between Vivra Specialty Partners, Inc. and the Company.

    (d) None.

    (e) Not applicable.

    (f) None.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 1997

                                          GAMBRO HEALTHCARE ACQUISITION CORP.

                                          By: /s/ MATS L. WAHLSTROM
                                             -----------------------------------
                                             Name: Mats L. Wahlstrom

                                              Title: President

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 1997

                                          INCENTIVE AB

                                          By: /s/ SOREN MELLSTIG
                                            ------------------------------------
                                            Name: Soren Mellstig

                                             Title: Executive Vice President

                                          By: /s/ SVERKER LUNDKVIST
                                            ------------------------------------
                                            Name: Sverker Lundkvist

                                             Title: Senior Vice President

                                 EXHIBIT INDEX

 EXHIBIT                                          PAGE IN SEQUENTIAL
   NO.                                             NUMBERING SYSTEM
---------  ------------------------------------------------------------------------------------------------
(a)(1)     Form of Offer to Purchase dated May 9, 1997.....................................................
(a)(2)     Form of Letter of Transmittal...................................................................
(a)(3)     Form of Notice of Guaranteed Delivery...........................................................
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees..............
(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to
           Clients.........................................................................................
(a)(6)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9...
(a)(7)     Summary Advertisement as published in The Wall Street Journal and The New York Times on May 9,
           1997............................................................................................
(a)(8)     Press Release issued by Parent on May 5, 1997...................................................
(b)(1)     Revolving Credit Facility Agreement, dated December 15, 1995, between Gambro AB, BNP Capital
           Markets Limited (as Arranger), certain banks named therein and Banque Nationale de Paris (as
           Agent)..........................................................................................
(b)(2)     Summary of Multicurrency Revolving Credit Facility Agreement, dated as of May 7, 1997, between
           Incentive Treasury AB (as Borrower), Parent (as Guarantor) and Skandinaviska Enskilda Banken
           AB..............................................................................................
(b)(3)     Multicurrency Revolving Credit Facility Agreement, dated as of March 4, 1996, between Incentive
           Treasury AB (as Borrower), Parent (as Guarantor), Deutsche Bank Luxembourg S.A. and Enskilda,
           Skandinaviska Enskilda Banken (as Arrangers), Enskilda, Skandinaviska Enskilda Banken (as Agent)
           and certain banks named therein.................................................................
(b)(4)     Multicurrency Revolving Credit Facility Agreement, dated as of May 24, 1995, and amended March
           6, 1996, between Incentive Treasury AB (as Borrower), Parent (as Guarantor), Deutsche Bank
           Luxembourg S.A. and Enskilda, Skandinaviska Enskilda Banken AB (as Arrangers), Deutsche Bank
           Luxembourg S.A. (as Agent) and certain banks named therein......................................
(b)(5)     Revolving Credit Facility Agreement, dated as of September 1, 1994, and amended December 2,
           1994, April 24, 1995, October 26, 1995 and November 5, 1996, between Parent (as First Borrower and Guarantor), Incentive Treasury AB (as Second Borrower) and Deutsche Bank Luxembourg S.A. (as
           Lender).........................................................................................
(b)(6)     Summary of Multicurrency Credit Facility Agreement, dated as of December 8, 1995, between
           Nordbanken AB (as Lender), Incentive Treasury AB (as Borrower) and Parent (as Guarantor)........
(c)(1)     Agreement and Plan of Merger, dated as of May 5, 1997, among Parent, Purchaser and the
           Company.........................................................................................
(c)(2)     Agreement and Plan of Reorganization, dated as of May 5, 1997, by and between VSP Holdings,
           Inc., VSP Holdings II, Inc., VSP Acquisition, Inc., Vivra Specialty Partners, Inc. and the
           Company.........................................................................................
(c)(3)     Sections 1 and 2 of the Services Agreement, effective as of May 5, 1997, between Vivra Specialty
           Partners, Inc. and the Company..................................................................